SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August 12 2015

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1
 Publication of Final Terms

Exhibit No: 99.1

12 August 2015

InterContinental Hotels Group PLC
Publication of Final Terms

InterContinental Hotels Group PLC (the "Company") has today published Final Terms dated 12 August 2015 in respect of an issue of £300,000,000 3.75 per cent Notes due 14 August 2025 under the £1,500,000,000 Euro Medium Term Note Programme established by the Company.

To view the full document, please paste the following URL into the address bar of your browser:
http://www.rns-pdf.londonstockexchange.com/rns/8939V_-2015-8-12.pdf

A copy of the Final Terms will be submitted to the National Storage Mechanism and will be available in due course for inspection at www.morningstar.co.uk/uk/NSM.

For further information please contact:

Investor Relations (David Kellett; Emma Parker; Matthew Woollard):           +44 (0)1895 512176
Media Relations (Yasmin Diamond; Zoe Bird):                                                   +44 (0)1895 512008

Notes to Editors:

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton Hotels & Restaurants, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN™ Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with nearly 86 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.

IHG franchises, leases, manages or owns more than 4,900 hotels and 720,000 guest rooms in nearly 100 countries, with more than 1,200 hotels in its development pipeline. Over 350,000 people work across IHG's hotels and corporate offices worldwide.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	12 August 2015